                     SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C.  20549

                                SCHEDULE 13G

                  Under the Securities Exchange Act of 1934

                              (Amendment No. 17)

NAME OF ISSUER:                               Moore Products Company

TITLE OF CLASS OF SECURITIES:                 Common Stock

CUSIP NUMBER:                                 615836-100

Check the following box if a fee is being paid with this statement:   [   ]

CUSIP NO.                                     615836-100

(1)     Names of Reporting Persons                      MELLON BANK CORPORATION
        SS or IRS Identification Nos. Of Above Person   IRS No. 25-1233834

(2)     Check the Appropriate Box if a Member of a Group (See Instructions)
                                                        (a)  (   )   (b)  (   )

(3)     SEC Use Only

(4)     Citizenship or Place of Organization            United States

Number of Shares          (5)     Sole Voting Power             7,000
Beneficially
Owned by Each             (6)     Shared Voting Power       1,060,000
Reporting Person
With                      (7)     Sole Dispositive Power        6,000

                          (8)     Shared Dispositive Power    562,000

(9)     Aggregate Amount Beneficially Owned by Each Reporting Person
                                                            1,067,000

(10)    Check if the Aggregate Amount in Row (9) Excludes Certain
        Shares (See Instructions)                                  (   )

(11)    Percent of Class Represented by Amount in Row (9)          41.31

(12)    Type of Reporting Person (See Instructions)                   HC

CUSIP NO.

(1)     Names of Reporting Persons                       MELLON BANK N.A.
        SS or IRS Identification Nos. Of Above Person    IRS No. 25-0659306

(2)     Check the Appropriate Box if a Member of a Group (See Instructions)
                                                         (a)  (   )   (b)  (   )

(3)     SEC Use Only

(4)     Citizenship or Place of Organization             United States

Number of Shares         (5)     Sole Voting Power               7,000
Beneficially
Owned by Each            (6)     Shared Voting Power         1,060,000
Reporting Person
With                     (7)     Sole Dispositive Power          6,000

                         (8)     Shared Dispositive Power      562,000

(9)     Aggregate Amount Beneficially Owned by Each Reporting Person
                                                             1,067,000

(10)    Check if the Aggregate Amount in Row (9) Excludes Certain
        Shares (See Instructions)                                 (   )

(11)    Percent of Class Represented by Amount in Row (9)         41.31

(12)    Type of Reporting Person (See Instructions)                  BK

CUSIP NO.     615836-100

(1)     Names of Reporting Persons                       MOORE PRODUCTS CO.
                                                         PENSION PLAN
        SS or IRS Identification Nos. Of Above Person    IRS No. 23-6230167

(2)     Check the Appropriate Box if a Member of a Group (See Instructions)
                                                         (a)  (   )   (b)  (   )

(3)     SEC Use Only

(4)     Citizenship or Place of Organization             United States

Number of Shares         (5)     Sole Voting Power                   0
Beneficially
Owned by Each            (6)     Shared Voting Power           500,000
Reporting Person
With                     (7)     Sole Dispositive Power              0

                         (8)     Shared Dispositive Power            0

(9)     Aggregate Amount Beneficially Owned by Each Reporting Person
                                                               500,000

(10)    Check if the Aggregate Amount in Row (9) Excludes Certain
        Shares (See Instructions)                                 (   )

(11)    Percent of Class Represented by Amount in Row (9)         19.36

(12)    Type of Reporting Person (See Instructions)                  EP

CUSIP NO.     615836-100

(1)     Names of Reporting Persons                       EDWARD J. CURRY

        SS or IRS Identification Nos. Of Above Person    S.S.N. ###-##-####

(2)     Check the Appropriate Box if a Member of a Group (See Instructions)
                                                         (a)  (   )   (b)  ( X )

(3)     SEC Use Only

(4)     Citizenship or Place of Organization             United States

Number of Shares         (5)     Sole Voting Power               1,092
Beneficially
Owned by Each            (6)     Shared Voting Power           500,000
Reporting Person
With                     (7)     Sole Dispositive Power          1,092

                         (8)     Shared Dispositive Power      500,000

(9)     Aggregate Amount Beneficially Owned by Each Reporting Person
                                                               504,092*

(10)    Check if the Aggregate Amount in Row (9) Excludes Certain
        Shares (See Instructions)                                 (   )

(11)    Percent of Class Represented by Amount in Row (9)          19.5

(12)    Type of Reporting Person (See Instructions)                  IN


        * Includes shares which may be acquired within 60 days upon exercise of stock options (3,000).

CUSIP NO.     615836-100

(1)     Names of Reporting Persons                       JAMES F. DOUGLASS

        SS or IRS Identification Nos. Of Above Person    S.S.N. ###-##-####

(2)     Check the Appropriate Box if a Member of a Group (See Instructions)
                                                         (a)  (   )   (b)  (   )

(3)     SEC Use Only

(4)     Citizenship or Place of Organization             United States

Number of Shares         (5)     Sole Voting Power                  57
Beneficially
Owned by Each            (6)     Shared Voting Power           500,000
Reporting Person
With                     (7)     Sole Dispositive Power             57

                         (8)     Shared Dispositive Power      500,000

(9)     Aggregate Amount Beneficially Owned by Each Reporting Person
                                                               501,737*

(10)    Check if the Aggregate Amount in Row (9) Excludes Certain
        Shares (See Instructions)                                 (   )

(11)    Percent of Class Represented by Amount in Row (9)          19.4

(12)    Type of Reporting Person (See Instructions)                  IN


        * Includes shares which may be acquired within 60 days upon exercise of stock options (1,680).

CUSIP NO.     615836-100

(1)     Names of Reporting Persons                       ROBERT E. WISNIEWSKI

        SS or IRS Identification Nos. Of Above Person    S.S.N. ###-##-####

(2)     Check the Appropriate Box if a Member of a Group (See Instructions)
                                                         (a)  (   )   (b)  (  )

(3)     SEC Use Only

(4)     Citizenship or Place of Organization             United States

Number of Shares         (5)     Sole Voting Power                 100
Beneficially
Owned by Each            (6)     Shared Voting Power           500,000
Reporting Person
With                     (7)     Sole Dispositive Power            100

                         (8)     Shared Dispositive Power      500,000

(9)     Aggregate Amount Beneficially Owned by Each Reporting Person
                                                               501,980*

(10)    Check if the Aggregate Amount in Row (9) Excludes Certain
        Shares (See Instructions)                                 (   )

(11)    Percent of Class Represented by Amount in Row (9)          19.4

(12)    Type of Reporting Person (See Instructions)                  IN


        * Includes shares which may be acquired within 60 days upon exercise of stock options (1,680).

                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                 SCHEDULE 13G
               (Under the Securities and Exchange Act of 1934)

Item 1(a)   Name of Issuer:               Moore Products Company

Item 1(b)   Address of Issuer's Principal Executive Offices:
                                                     Sunneytown Pike
                                                     Springhouse, PA  19477
Item 2(a)   Name of Person Filing:   Mellon Bank Corporation and any other
                                     reporting person(s) identified on the
                                     second part of the cover page(s).

                                     And by the Benefits Committee of
                                     Moore Products Co. consisting of
                                     Edward J. Curry, ("EJC"),
                                       Director Executive V.P.
                                     Robert E. Wisniewski ("REW"),
                                       Secretary & Treasurer
                                     James F. Douglass ("JFD"),
                                       Director of Personnel & Facilities

Item 2(b)   Address of Principal Business Office, or if None, Residence:
                                                 c/o Mellon Bank Corporation
                                                 One Mellon Bank Center
                                                 Pittsburgh, Pennsylvania 15258
                                                 (for all reporting persons)

Item 2(c)   Citizenship:                          United States

Item 2(d)   Title of Class of Securities:         Common Stock

Item 2(e)   CUSIP Number:                         615836-100

Item 3      See Item 12 of cover page(s) ("Type of Reporting
            Person") for each reporting person.

                BK =  Bank as defined in Section 3(a)(6) of the Act

                IV = Investment Company registered under Section 8 of the Investment Company Act

                IA = Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940

                EP = Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see
                      Section 240.13-d(1)(b)(1)(ii)(F)

                HC = Parent Holding Company, in accordance with Section 240.13-d(1)(b)(1)(ii)(G)

Item 4   Ownership:   See Items 5 through 9 and 11 of cover page(s)
                      as to each reporting person.

Messrs. Curry, Douglass and Wisniewski are the sole members of the Moore Products Co. Benefits Committee. Under the governing instruments of the Moore Products Co. Pension Plan and Trust, voting and dispositive power with respect to the 500,000 shares of Moore Products Co. Common Stock held by the Pension Plan is vested in the Benefits Committee, subject to certain exceptions.

However, decisions of the Benefits Committee on these matters must be made by a majority of the members of the Committee. The filing of this Schedule 13G shall not be construed as an admission that the aforesaid members of the Benefits Committee are, for the purposes of 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owners of the shares held by the Pension Plan.

The 500,000 Moore Products Co. shares held by the Pension Plan constitute
19.3% of the Common Stock outstanding, but only 14.4% of the voting securities, since the 175,590 shares of Preferred Stock outstanding generally vote with the Common Stock as a single class, and each preferred Share is entitled to five votes. The Preferred Stock is convertible into Common Stock at the rate of one share of Common Stock for each two and one half shares of Preferred Stock.

The following applies exclusively to this filing--Mellon Bank N.A. is Trustee of the Moore Products Co. Pension Plan, a defined benefit pension plan as defined and referred to in the Employee Retirement Income Security Act of 1974 as amended (ERISA). Under the terms of the Plan, the Benefits Committee appointed by the Company, Moore Products Co., has the power and duty to direct the Trustee as to the voting, holding and sale of the securities referenced in the filing. Nevertheless, the Trustee has been advised that the Benefits Committee is not an "Investment Manager" as defined in Section 3(37) of ERISA, and thus many have duties as to the management and voting of such securities.

Item 5   Ownership of Five Percent or Less of a Class:   If this
statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more
than five percent of the class of securities, check the following  (   )

Item 6   Ownership of More than Five Percent on Behalf of Another
Person:   All of the securities are beneficially owned by Mellon Bank
Corporation and direct or indirect subsidiaries in their various fiduciary capacities. As a result, another entity in every instance is entitled to dividends or proceeds of sale. The number of individual accounts holding an interest of 5% or more is ( 2 ).

                              Two Personal Trusts

Item 7   Identification and Classification of the Subsidiary Which Acquired
the Security Being Reported by the Parent Holding Company:    See Exhibit I.

Item 8   Identification and Classification of Members of the Group:     N/A

Item 9   Notice of Dissolution of Group:                                N/A

Item 10   Certification:   By signing below I certify that, to the
best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 23, 1996

MELLON BANK CORPORATION


By:   WILLIAM L. DAWSON
    ---------------------
      William L. Dawson
      Senior Vice President

Each of the undersigned hereby authorizes Mellon Bank Corporation, in accordance with Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended (the "1934 Act"), to file, on behalf of the undersigned, any statement required to be signed by the undersigned, on Schedule 13G pursuant to Rule 13d-1 under the 1934 Act and any amendment thereto pursuant to Rule 13d-2 under the 1934 Act.

Each of the undersigned represents that it is individually eligible to use Schedule 13G, and acknowledges its responsibility for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein. However, each of the undersigned is not responsible for the completeness or accuracy of the information concerning the other persons making the filing on Schedule 13G unless such undersigned knows or has reason to believe that such information is inaccurate.

Date: February 23, 1996

MELLON BANK, N.A.

By:     WILLIAM L. DAWSON
    -----------------------------
        William L. Dawson
        Senior Vice President


MELLON BANK, N.A. AS TRUSTEE FOR
MOORE PRODUCTS CO. PENSION PLAN

By:     WILLIAM L. DAWSON
    -----------------------------
        William L. Dawson
        Senior Vice President


Date: February 23, 1996


E. J. CURRY
-----------------------------
Signature


E. J. Curry
-----------------------------
Name/Title



Date: February 23, 1996


R. E. WISNIEWSKI
-----------------------------
Signature


R. E. Wisniewski
-----------------------------
Name/Title


Date: February 23, 1996


J. F. DOUGLASS
----------------------------
Signature


J. F. Douglass
----------------------------
Name/Title

                                   EXHIBIT I


The shares reported on the attached Form 13G are beneficially owned by the following direct or indirect subsidiaries of Mellon Bank
Corporation, as marked (X):


(A)     (   )   Boston Safe Deposit and Trust Company
        (   )   Boston Safe Deposit and Trust Company of California
        (   )   Boston Safe Deposit and Trust Company of New York
        ( X )   Mellon Bank, N.A.
        (   )   Mellon Bank (Delaware) National Association
        (   )   Mellon Bank (MD)

(B)     (   )   Franklin Portfolio Associates Trust
        (   )   Laurel Capital Advisors
        (   )   Mellon Capital Management Corporation
        (   )   Mellon Equity Associates
        (   )   The Boston Company Financial Strategies, Inc.
        (   )   The Boston Company Asset Management, Inc.
        (   )   The Dreyfus Corporation
        (   )   Dreyfus Management, Inc.


        The Item 3 classification of each of the subsidiaries listed under (A) above is "Item 3(b) Bank as defined in Section 3(a)(6) of the Act."


        The Item 3 classification of each of the subsidiaries listed under (B) above is "Item 3 (e) Investment Advisor registered under
Section 203 of the Investment Advisers Act of 1940."